Exhibit 99.1
November 3, 2005
Extendicare Inc. Shareholders’ Quarterly Report — September 30, 2005
Dear Shareholder:
On November 3, 2005, Extendicare announced its results for the third quarter of 2005.
Financial highlights of the quarter included:
•	Health care earnings of $0.31 per diluted share;

•	U.S. operations EBITDA margin of 15.2%;

•	U.S. Medicare census of 17.7%;

•	U.S. nursing home occupancy of 92.8%; and

•	An interim actuarial review confirms adequacy of liability reserves.
Please refer to the attached Shareholders’ Report for complete details of our financial results.
At 15.2%, Extendicare’s U.S. operations continue to post industry leading EBITDA margins among its publicly traded peers. We have been able to achieve this despite experiencing seasonality in our U.S. operations through the summer months, as hospitals tend to perform fewer elective surgeries which affects our admissions of short-term stay patients.
Extendicare is also pleased to announce the appointments of Philip Small as President of Extendicare Health Services, Inc. (EHSI) and Ms. Laurie Bebo as President of Assisted Living Concepts, Inc. (ALC). Mr. Small was previously Executive Vice-President and Chief Operating Officer of EHSI, and Ms. Bebo was formerly Senior Vice-President of EHSI. Mr. Small is a seasoned operator with over 20 years experience in the U.S. senior care industry demonstrating both leadership and a strong commitment towards helping the Company achieve its growth objectives. Ms. Bebo has been largely responsible for the successful integration and performance of ALC since its acquisition by EHSI in January of 2005.
In the 2005 third quarter, management commenced plans to dispose of three underperforming nursing facilities in Minnesota and a leased facility in Wisconsin. Also in the third quarter, EHSI sold six leased facilities. As a result of these activities, the Company has reported the results of these operations as discontinued, and reclassified the property and equipment of the facilities to be sold, as assets held for sale.
Extendicare’s acquisition of ALC is continuing to perform well. For the 2005 third quarter, ALC contributed revenue of $56.4 million (US$46.8 million) and EBITDA of $12.9 million (US$10.7 million), which is a moderate improvement over the 2005 second quarter.

Also during the third quarter, Extendicare completed an interim independent actuarial review, which resulted in a US$1.0 million reversal of its accrual for resident care liabilities.
Under the terms of its November 29, 2004 Normal Course Issuer Bid, which expires on November 28, 2005, the Company has purchased to date for cancellation 892,700 Subordinate Voting and Multiple Voting shares at an average cost per share of $16.89, of which 664,100 were acquired in 2005 at an average cost per share of $17.33. Subject to regulatory approval, the Board of Directors of the Company intends to commence a Normal Course Issuer Bid on November 29, 2005, for just less than 5% of each of the Company’s outstanding Subordinate Voting, Multiple Voting and Class II Preferred, Series 1 shares.
Extendicare is an established company enabling shareholders to invest in a dividend paying growth stock. We’re very confident Extendicare will continue to deliver strong value to its shareholders by focusing on growth in Medicare and average daily census, prudently growing our asset portfolio and most importantly, providing quality care to our residents.
Sincerely,
Mel Rhinelander
President and
Chief Executive Officer
Statements contained in this report other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions.
These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the successful integration of Assisted Living Concepts, Inc.; changes in foreign currency translation; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes.
Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.